SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of  December 2008

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

15 December, 2008

For Immediate Release

Not for release, publication or distribution, in whole or in part, in or into or from Australia, Canada, Japan, South Africa or the United States or any other jurisdiction where it would be unlawful to do so.

Offer Document Posted
in respect of
Cash Offer by
Coinside Limited
a wholly owned subsidiary of

Ryanair Holdings plc
for
Aer Lingus Group plc

The Offer Document relating to the all cash offer of €1.40 per Aer Lingus Share made by Coinside Limited, a wholly owned subsidiary of Ryanair Holding plc, is being posted to Aer Lingus Shareholders today.

The Offer Document is available for inspection at the corporate offices of Ryanair, Dublin Airport, Co. Dublin, Ireland and will remain available for inspection at such address for the duration of the Offer.

Enquiries:

Ryanair Howard Millar	Telephone: +353 1 812 1212
Davy Corporate Finance ( Financial Adviser to Ryanair and Coinside) Eugenée Mulhern Brian Garrahy	Telephone: +353 1 679 6363
Morgan Stanley ( Financial Adviser to Ryanair and Coinside) Colm Donlon Adrian Doyle	Telephone: +44 20 7425 5000
Murray Consultants	Telephone: +353 1 498 0300
( Public Relations Advisers to Ryanair ) Pauline McAlester	Telephone: +353 87 255 8300

Davy Corporate Finance, which is regulated in Ireland by the Financial Regulator, is acting exclusively for Ryanair and Coinside and no one else in connection with the Offer, and will not be responsible to anyone other than Ryanair and Coinside for providing the protections afforded to clients of Davy Corporate Finance nor for providing advice in relation to the Offer, the contents of this announcement, the Offer Document or any transaction or arrangement referred to in this announcement.

Morgan Stanley & Co. Limited is acting exclusively for Ryanair and Coinside and no one else in connection with the Offer and will not be responsible to anyone other than Ryanair and Coinside for providing the protections afforded to clients of Morgan Stanley & Co. Limited nor for providing advice in relation to the Offer, the contents of this announcement, the Offer Document or any transaction or arrangement referred to in this announcement.This announcement does not constitute an offer or an invitation to offer to purchase or subscribe for any securities.

Any response in relation to the Offer should only be made on the basis of the information contained in the Offer Document or any document by which the Offer is made.

Terms defined in the Offer Document issued today have the same meaning in this announcement unless otherwise stated.

The availability of the Offer to persons outside Ireland may be affected by the laws of the relevant jurisdiction. Such persons should inform themselves about and observe any applicable requirements. The Offer will not be made, directly or indirectly, in or into Australia, Canada, Japan, South Africa, the United States or any other jurisdiction where it would be unlawful to do so, or by use of the mails, or by any means or instrumentality (including, without limitation, telephonically or electronically) of interstate or foreign commerce, or by any facility of a national securities exchange of any jurisdiction where it would be unlawful to do so, and the Offer will not be capable of acceptance by any such means, instrumentality or facility from or within Australia, Canada, Japan, South Africa, the United States or any other jurisdiction where it would be unlawful to do so. Accordingly, copies of this announcement and all other documents relating to the Offer are not being, and must not be, mailed or otherwise forwarded, distributed or sent in, into or from Australia, Canada, Japan, South Africa, the United States or any other jurisdiction where it would be unlawful to do so. Persons receiving such documents (including, without limitation, nominees, trustees and custodians) should observe these restrictions. Failure to do so may invalidate any related purported acceptance of the Offer. Notwithstanding the foregoing restrictions, Ryanair reserves the right to permit the Offer to be accepted if, in its sole discretion, it is satisfied that the transaction in question is exempt from or not subject to the legislation or regulation giving rise to the restrictions in question. The directors of Ryanair and Coinside accept responsibility for the information contained in this announcement. To the best of the knowledge and belief of the directors of Ryanair and Coinside (who have taken all reasonable care to ensure that such is the case), the information contained in this announcement for which they accept responsibility is in accordance with the facts and does not omit anything likely to affect the import of such information.

This announcement does not constitute an offer to sell or an invitation to purchase or subscribe for any securities or the solicitation of an offer to purchase or subscribe for any securities. Any response in relation to the Offer should be made only on the basis of the information contained in the Offer Document or any document by which the Offer is made.

Any person who is the holder of 1 per cent. or more of any class of shares in Aer Lingus or Ryanair may be required to make disclosures pursuant to Rule 8.3 of the Takeover Rules with effect from 1 December, 2008 the date of the announcement
 which commenced the Offer Period in respect of the Offer.

Ends.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date:  15 December 2008

By:___/s/ James Callaghan____

James Callaghan
Company Secretary & Finance Director